April 2, 2009

United States

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, DC 20549

Attn: H. Christopher Owings, Assistant Director

Re:	The Pep Boys — Manny, Moe & Jack and subsidiaries (the “Company”)
Form 10-K for the Fiscal Year Ended February 2, 2008 Filed May 1, 2008
Forms 10-Q for the Fiscal Quarters Ended May 3, August 2, and November 1, 2008 Filed June 11, September 10, and December 10, 2008
Definitive Proxy Statement on Schedule 14A Filed May 9, 2008
File No. 001-03381

Dear Mr. Owings:

Set forth below are the Company’s responses to your letter dated March 25, 2009 regarding the above referenced filings. For your convenience, we have included your comments.

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

Summary, page 14

1.             We note your response to comment 20 from our letter dated January 30, 2009. Please confirm that you will identify the members of management that participate in the engagement of the management consultant should you engage such a consultant in the future.

Response:

In future Definitive Proxy Statements, we will identify the members of management that participate in the engagement of any management consultants engaged in the future.

Components of Compensation, page 15

2.             We note your response to comment 23 from our letter dated January 30, 2009. While we continue to believe disclosure is required pursuant to Instruction 4 to Item 402(b) of Regulation S·K under the circumstances described, we also note your assertion that this provision is not applicable in 2008.  Should this be reinstated in the future, please provide the requested disclosure. Please refer to Question 118.04 of the Compliance & Disclosure and Interpretations of Regulation S-K available on our website on www.sec.gov.  Please confirm your understanding in this regard.

Response:

We hereby confirm our understanding of the disclosure requirements set forth in  Instruction 4 to Item 402(b) of Regulation S-K and, if applicable, will provide such disclosure in future proxy statements.

3.             We note your response to comment 25 from our letter dated January 30, 2009.  We also note that you no longer use individual performance assessment scores to help determine equity grants. Please confirm that you will discuss material changes in your compensation programs between fiscal 2007 and fiscal 2008 and the underlying reasons for those changes in your Compensation Discussion and Analysis section for the year ended on or about February 2, 2009.

Response:

We hereby confirm that we will discuss material changes in our compensation programs between fiscal 2007 and fiscal 2008 and the underlying reasons for those changes in our Compensation Discussion and Analysis section for the year ended January 31, 2009.

Summary Compensation Table, page 20

4.             We note your response to comments 27 and 31 from our letter dated January 30, 2009. Please be advised that, in general, a narrative discussion should follow after the Grants of Plan based awards table to discuss any additional material factors that is necessary for an understanding of the information disclosed in those tables.  The narrative discussion that is to follow the Nonqualified Deferred Compensation table should also discuss any additional material factors that are necessary for an understanding of the information disclosed in that table. Please confirm your understanding in this regard and that you will, if applicable, include these narrative discussions in your Form 10-K for the fiscal year ended on or about February 2, 2009. Please refer to Item 402(e) and Item 402(i)(3) of Regulation S-K and II(C) of Securities Act Release 33-8732A.

Response:

We hereby confirm our understanding of the requirements of Item 402(e) and Item 402(i)(3) of Regulation S-K and II(C) of Securities Act Release 33-8732 and in future proxy statements will include a narrative discussion together with the Grants of

Plan based awards table and/or Nonqualified Deferred Compensation table to discuss any additional material factors that are necessary for an understanding of the information disclosed in those tables.

Grants of Plan Based Awards, page 22

5.             We note your response to comment 30 from our letter dated January 30, 2009. We believe that the potential payout under your short-term incentive plan constitutes an award or grant for purposes of the Grants of Plan Based Awards table and you should therefore disclose, for the fiscal year covered by the report, the potential payouts under this plan.  Please confirm that you will include such disclosure in your future filings.  Alternatively, please provide us your detailed analysis as to why these potential payouts are not awards requiring disclosure in the Grants of Plan Based Awards table as well as how you characterize the payouts.

Response:

We hereby confirm that, in future proxy statements, we will disclose the potential payouts under our short-term incentive plan in the Grants of Plan Based Awards table.

Please feel free to contact me with any questions at 215-430-9169.

Sincerely,

/s/ Brian D. Zuckerman

SVP – General Counsel & Secretary

cc:	Robert W. Errett, Staff Attorney, Securities and Exchange Commission